Exhibit 12.1

Rambus Inc.

Ratio of Earnings to Fixed Charges

	Fiscal Year Ended December 31,			Fiscal Year Ended September 30,		Three Months Ended March 31.
	2004 (1)	2003 (1)	2002 (1)	2001 (1)	2000 (1)	2005	2004 (1)
Earnings:
Income before income taxes						7,048
Fixed charges	—	—	—	—	—	242	—

Earnings available to cover fixed charges	—	—	—	—	—	7,290	—

Fixed Charges:
Amortization of debt expenses	—	—	—	—	—	242	—

Total fixed charges	—	—	—	—	—	242	—

Ratio of Earnings to Fixed Charges	—	—	—	—	—	30:1	—

(1)	We had no fixed charges during these periods.

These computations include us and our consolidated subsidiaries. For these ratios, “earnings” is determined by adding “total fixed charges” to income before income taxes. For this purpose, “total fixed charges” consists of interest on all indebtedness and amortization of debt discount and expenses, and an interest factor attributable to rentals.